Exhibit 12.1

ChevronTexaco Corporation — Total Enterprise Basis

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	Year Ended December 31

	2003	2002	2001	2000	1999

Net Income Before Extraordinary Item and Cumulative Effect of Changes in Accounting Principles	$7,426	$1,132	$3,931	$7,727	$3,247
Income Tax Expense	5,344	3,024	4,360	6,322	2,565
Distributions (Less) Greater Than Equity in Earnings of Affiliates	(383)	510	(489)	(26)	(288)
Minority Interest	80	57	121	111	71
Previously Capitalized Interest Charged to Earnings During Period	76	70	67	71	74
Interest and Debt Expense	474	565	833	1,110	1,132
Interest Portion of Rentals*	507	407	357	340	249

Earnings Before Provision for Taxes and Fixed Charges	$13,524	$5,765	$9,180	$15,655	$7,050

Interest and Debt Expense	$474	$565	$833	$1,110	$1,132
Interest Portion of Rentals*	507	407	357	340	249
Preferred Stock Dividends of Subsidiaries	4	5	48	50	55
Capitalized Interest	75	67	122	108	38

Total Fixed Charges	$1,060	$1,044	$1,360	$1,608	$1,474

Ratio of Earnings to Fixed Charges	12.76	5.52	6.75	9.74	4.78

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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